Filed pursuant to Rule 433

Registration Statement No. 333-220326

Issuer Free Writing Prospectus dated June 27, 2018

Relating to Preliminary Prospectus Supplement dated June 27, 2018

(To Prospectus dated September 1, 2017)

Intrexon Announces Proposed Offerings of Convertible Senior Notes and Common Stock

GERMANTOWN, Md., June 27, 2018 /PRNewswire/ — Intrexon Corporation (NYSE: XON) (the “Company”) today announced that it intends to offer and sell, subject to market and other conditions, $200.0 million aggregate principal amount of its Convertible Senior Notes due 2023 (the “Notes”) in an underwritten offering registered with the Securities and Exchange Commission (the “SEC”). The Company expects to grant the underwriters of the Notes a 30-day option to purchase up to an additional $30.0 million aggregate principal amount of Notes, solely to cover over-allotments, if any.

The Notes will be senior unsecured obligations of the Company, and interest will be payable semi-annually in arrears. The Notes will be convertible into cash, shares of the Company’s common stock (“Common Stock”) or a combination thereof, at the Company’s election. The interest rate, conversion rate and other terms of the Notes will be determined upon pricing of the offering of the Notes.

Concurrently with the offering of the Notes, the Company intends to offer shares of its common stock (the “Common Stock”) at an aggregate public offering price of $100,000,000 in a separate SEC-registered offering. Such shares (the “Borrowed Shares”) will be loaned by the Company to J.P. Morgan Securities LLC (in such capacity, the “Share Borrower”), the underwriter of the offering of Borrowed Shares, pursuant to a share lending agreement. The Company has been informed by the Share Borrower that it or one of its affiliates intends to sell the Borrowed Shares and use the resulting short position to facilitate transactions by which investors in the Notes may hedge their investments through short sales or privately negotiated derivatives transactions. The Share Borrower will be required to return the Borrowed Shares (or identical shares of Common Stock) to the Company pursuant to the terms of the share lending agreement.

The Company intends to use the net proceeds received from the Notes offering for general corporate purposes and for strategic acquisitions. The Share Borrower or its affiliates will receive all of the proceeds of the offering of the Borrowed Shares, and the Company will not receive any proceeds of that offering.

Randal J. Kirk, the Chairman, Chief Executive Officer and principal shareholder of the Company, has indicated that he or an entity with which he is affiliated may have interest in purchasing at the public offering price up to all of the Borrowed Shares. The ultimate allocation of the Borrowed Shares will be determined by the underwriter of the Borrowed Shares, and Mr. Kirk or such entity may or may not purchase some or all of the Borrowed Shares.

The offering of the Notes is contingent upon the closing of the offering of the Borrowed Shares, and the offering of the Borrowed Shares is contingent upon the closing of the offering of the Notes.

J.P. Morgan Securities LLC will act as sole bookrunner for the offerings.

Each of the Notes offering and the Borrowed Shares offering may be made only by means of a prospectus supplement and an accompanying prospectus. When available, copies of the applicable preliminary prospectus supplement and the accompanying prospectus may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-866-803-9204.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the Notes, the Borrowed Shares or any other securities, nor will there be any sale of the Notes, the Borrowed Shares or any other securities in any state or jurisdiction in which such an offer, solicitation or sale is not permitted.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated final terms, timing and completion of the proposed offerings. All statements, other than statements of historical facts regarding our strategies, prospects, financial condition, costs, plans and objectives are forward-looking statements. These forward-looking statements reflect our beliefs and expectations as to future events and trends affecting our business, our consolidated financial condition and results of operations. These forward-looking statements are based upon our current expectations concerning future events and discuss, among other things, anticipated future financial performance and future business plans. Forward-looking statements are necessarily subject to risks and uncertainties, many of which are outside our control, that could cause actual results to differ materially from these statements. Forward-looking statements can be identified by such words as “anticipates,” “believes,” “plan,” “assumes,” “could,” “should,” “estimates,” “expects,” “intends,” “potential,” “seek,” “predict,” “may,” “will” and similar expressions. These forward-looking statements include, among other things, statements about, our strategy and overall approach to our business model, our ability to successfully enter new markets or develop additional products, whether with our collaborators or independently, our ability to successfully enter into optimal strategic relationships with our subsidiaries and operating companies that we may form in the future, competition from existing technologies and products or new technologies and products that may emerge, actual or anticipated variations in our operating results, our current and future joint ventures, or JVs, exclusive channel collaborations, or ECCs, license agreements and other collaborations, developments concerning our collaborators and licensees, actual or anticipated fluctuations in our competitors’ or our collaborators’ and licensees’ operating results or changes in their respective growth rates, our cash position, market conditions in our industry, our ability to protect our intellectual property and other proprietary rights and technologies, our ability to adapt to changes in laws or regulations and policies, the ability of our collaborators and licensees to adapt to changes in laws or regulations and policies and to secure any necessary regulatory approvals to commercialize any products developed under the ECCs, license agreements and JVs, the ability of our collaborators and licensees to protect our intellectual property and other proprietary rights and technologies, the ability of our collaborators and licensees to develop and successfully commercialize products enabled by our technologies, the rate and degree of market acceptance of any products developed by our subsidiaries, a collaborator under an ECC, or through a JV or license under a license agreement, our ability to retain and recruit key personnel, the result of litigation proceedings that we face currently or may face in the future, our expectations related to the use of proceeds from our public offerings and other financing efforts, our estimates regarding expenses, future revenue, capital requirements and needs for additional financing and the impact of the Tax Cuts and Jobs Act of 2017, or the Tax Act, on our current and future operating results.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2017, and Item 1A, “Risk Factors” in our Quarterly Reports on Form 10-Q for the three months ended March 31, 2018, include factors that could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may make. Forward-looking statements may also concern our expectations relating to our subsidiaries and other affiliates.

All information in this press release is as of the date of the release, and we do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The existence of the share lending agreement in connection with the offering of the Borrowed Shares, the short sales of the Common Stock effected in connection with the sale of the Notes and the related derivatives transactions, or any unwind of such short sales or derivatives transactions, could cause the market price of the Common Stock to be lower over the term of the share lending agreement than it would have been had the Company not entered into that agreement, due to the effect of the increase in the number of outstanding shares of Common Stock or otherwise.

The Notes and the Borrowed Shares are being offered by the Company pursuant to an automatically effective shelf registration statement that was previously filed with the SEC. Before you invest, you should read the preliminary prospectus supplements relating to and describing the terms of the offerings in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. The preliminary prospectus supplements will be filed with the SEC and will be available for free by visiting EDGAR on the SEC’s website at www.sec.gov. When available, copies of the preliminary prospectus supplements and the accompanying prospectus relating to the Notes and the Borrowed Shares, respectively, may also be obtained by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 1-866-803-9204. The final terms of the each of the offerings will be disclosed in final prospectus supplements to be filed with the SEC.

About Intrexon Corporation

Intrexon Corporation (NYSE: XON) is Powering the Bioindustrial Revolution with Better DNA™ to create biologically-based products that improve the quality of life and the health of the planet. Intrexon’s integrated technology suite provides its partners across diverse markets with industrial-scale design and development of complex biological systems delivering unprecedented control, quality, function, and performance of living cells.

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For More Information:

Investor Contact:	Corporate Contact:
Thomas Shrader, PhD	Marie Rossi, PhD
Vice President, Communications & Strategy	Director, Technical Communications
investors@dna.com	Tel: +1 (301) 556-9850
publicrelations@dna.com